Exhibit 99.1

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2002)

MAY 14, 2003

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM INDEX

Following is an index of the Annual Information Form referencing the requirements of Form 44-101F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in the 2002 Annual Report and the 2003 Information Circular dated April 25, 2003 and are incorporated herein by reference as noted below.

Page reference / incorporated
by reference from

	Annual	2002	2003
	Information	Annual	Information
	Form	Report	Circular

Item 1 – Cover Page	(i)
– Index	(ii)
Item 2 – Corporate Structure
2.1 – Name and Incorporation	1
2.2 – Intercorporate Relationships	1
Item 3 – General Development of the Business
3.1 – Three Year History	2-4
3.2 – Significant acquisitions and significant dispositions	n/a
3.3 – Trends		6-7 (1)
Item 4 – Narrative Description of the Business
4.1 – General		3-4 (2)
– Principal Products and Services		3-4 (2),7-9 (3)
– Seasonality	4
– Government Regulation		9-10 (4)
– Competition		10-11 (5)
– Employees		17 (6)
– Properties, Trademarks, Environmental and Other Matters	4-5	11-13 (7)
Item 5 – Selected Consolidated Financial Information
5.1 – Annual Information		73-75 (8)
5.2 – Dividends		13 (9)
Item 6 – Management’s Discussion and Analysis		3-34 (10)
Item 7 – Market for Securities	5
Item 8 – Directors and Officers	6-11
Item 9 – Additional Information	12		3-4 (11)

(1)	Under the heading “Recent Industry Trends”.
(2)	Under the heading “Company Overview”.
(3)	Under the headings “Business Strategy Overview” and “Networks”.
(4)	Under the headings “Overview of Government Regulation” and “Regulatory Developments”.
(5)	Under the heading “Competition”.
(6)	Under the heading “Employees”.
(7)	Under the heading “Intercompany and Related Party Transactions”.
(8)	Under the headings “Five-Year Financial Summary”, “Quarterly Comparison 2002” and “Quarterly Comparison 2001”.
(9)	Under the heading “Dividends”.
(10)	Under the heading “Management’s Discussion and Analysis”.
(11)	Under the heading “Shares Entitled to be Voted at the Meeting – Restriction on the Transfer, Voting and Issue of Shares”.

ii

CORPORATE STRUCTURE

Name and Incorporation Rogers Communications Inc. (Rogers”, “RCI” or “the Company”) is a diversified public Canadian holding company. RCI has been continued under the Company Act (British Columbia).

     For the purposes of this report, Rogers’ operations have been reported in three segments: “Cable” or “Rogers Cable”, which refers to Rogers’ wholly-owned subsidiary Rogers Cable Inc.; “Wireless” or “Rogers Wireless” which refers to Rogers’ 55.8% owned subsidiary Rogers Wireless Communications Inc. (“RWCI”) and RWCI’s wholly-owned operating subsidiaries, which operate under the brand name Rogers AT&T Wireless; and, “Media” or “Rogers Media”, which refers to Rogers’ wholly-owned subsidiary Rogers Media Inc. and Media’s wholly-owned subsidiaries Rogers Broadcasting Limited (“Broadcasting”) and Rogers Publishing Limited “(Publishing”).

Intercorporate Relationships The following summary organization chart illustrates, as of December 31, 2002, the structure of the principal subsidiaries of Rogers Communications Inc., and indicates the jurisdiction of incorporation of each entity shown. Summary operating data has also been provided at December 31, 2002.

WIRELESS	CABLE	MEDIA

• • • •	One of Canada’s largest wireless
communications companies, with
approximately 3.4 million wireless
voice subscribers at December 31,
2002, representing approximately
11.6% of the population residing in
Wireless’ coverage area.
Seamless integrated wireless voice
network covers a geographic area
representing approximately 93% of
Canada’s population in analog mode
and digital mode, including the digital
overlay of Wireless’ advanced
GSM/GPRS network.
One of Canada’s largest wireless data
and messaging service providers with
approximately 385,000 subscribers.
Wireless’ products and services are
marketed through a nationwide
distribution network of over 7,000
dealer and retailer locations.	• • • • •	Through Rogers Cable and its wholly-
owned operating subsidiaries, owns
and operates cable systems in Ontario,
New Brunswick and Newfoundland
serving approximately 2.3 million
basic cable subscribers at
December 31, 2002.
Advanced digital cable service serving
401,500 households.
Internet access service serving 639,400 customers.
Owns and operates Canada’s second
largest chain of video stores (272
stores).
Other wholly-owned operating
subsidiaries: Rogers Cablesystems
Georgian Bay Limited (Ontario) and
Rogers Cable Atlantic Inc. (Ontario).	• • •	Publishing group produces over 80 consumer
magazines and trade and professional
publications and directories.
Broadcasting group comprises 43 radio
stations across Canada (31 FM and 12 AM
radio stations), two multicultural television
stations in Ontario (OMNI.1 and OMNI.2), an
80% interest in a regional sports specialty
service (Rogers Sportsnet), Canada’s only
nationally televised shopping service (The
Shopping Channel). Broadcasting holds
minority interests in several specialty
television services, including Viewer’s Choice
Canada, Outdoor Life Network (OLN),
TechTV Canada, The Biography Channel
Canada, MSNBC Canada, and Mystery
Channel.
In addition to more traditional delivery methods, the Media group also delivers content over the Internet for many of the individual broadcasting and publishing properties.

(1)	Undiluted. Comprises a 67.4% voting interest. On a fully diluted basis, RCI’s equity and voting interests in RWCI were 54.5% and 67.2%, respectively, at December 31, 2002.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2002 Highlights

     Cable

•	Applied for and received basic rate deregulation in all systems that were formerly basic cable rate regulated, leaving no systems basic rate regulated;

•	Commercially launched video-on-demand (VOD) service covering an area of 530,000 homes passed in central Toronto, complete with a library of over 400 titles;

•	Successfully completed a $450 million debt offering in Canada and two U.S. debt offerings totalling US$550 million (approximately Cdn$860 million), as well as the establishment of an amended and restated $1,075 million bank credit facility, providing additional liquidity. Proceeds of these financings, together with $141.4 million proceeds from swap terminations, were used to repurchase US$280.2 million principal amount of U.S. dollar-denominated debt, prepay Cable’s $300 million Floating Rate Note, repay outstanding bank debt and for general corporate purposes.

     Wireless

•	Completed the installation of the 1.9 GHz GSM/GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/GPRS service at 850 MHz late in 2002;

•	Commenced cross-border GSM roaming into the U.S. with AT&T Wireless Services, Inc. (“AWE”) and Cingular Wireless LLC, and into 54 other countries around the world;

•	Repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long term debt, resulting in a gain of $31.0 million.

     Media

•	Launched second over-the-air multicultural channel, OMNI.2, within 5 months of being awarded the license through leveraging much of the existing infrastructure of CFMT-TV, now rebranded OMNI.1;

•	Integration of Rogers Sportsnet and of the 13 radio stations acquired from Standard Radio Inc., including the relocation of The FAN590 within Radio’s Toronto Broadcasting operations.

2001 Highlights

     Cable

•	The February 2001 acquisition by Rogers, and its subsequent transfer to Cable, of all of the outstanding shares of Cable Atlantic Inc. (since renamed Rogers Cable Atlantic Inc.), serving approximately 75,000 basic cable subscribers in Newfoundland;

•	The launch of up to 60 new digital only specialty channels in September 2001, more than any other Canadian cable or satellite provider at that time, the majority of which were offered to customers on a free preview basis until January 2002;

•	In the fourth quarter of 2001, Cable launched up to eight channels of HDTV and was also the first multiple system operator (MSO) to launch Enhanced TV in Canada, enabling subscribers with an enhanced enabled set-top box to see icons flashed on the screen when additional features are available, such as information and the ability to order products and services;

•	The acceleration and substantial completion of the transition of Internet customers from the At Home network to Cable-owned network and platforms. By the end of January 2002, Cable had transitioned all of its Internet customers to its new IP network, regional data centre and e-mail platform.

     Wireless

•	Successful participation in Industry Canada’s spectrum licensing auction in January 2001, which resulted in the acquisition of 23 licenses of 10 MHz each of spectrum in various regions across Canada;

•	Launched GSM/GPRS wireless voice and data services to 85% of the Canadian population (reached 93% in 2002);

•	Completed the implementation of the new AMDOCS billing and customer care system with the integration of data and messaging customers;

•	Completed three financing transactions:

1.	On April 12, 2001, Rogers Wireless Inc. amended its bank credit facility to provide it with a revolving credit facility of $700 million with no reduction until April 30, 2006 and a final maturity on April 30, 2008;

2.	On April 18, 2001, Wireless completed an equity rights offering, yielding approximately $419.9 million, net of costs; and

3.	On May 2, 2001, Rogers Wireless Inc. completed a debt issue in an aggregate amount of US$500 million (approximately Cdn$770 million) of 9.625% Senior Secured Notes due May 1, 2011, the full amount of which has been hedged with respect to foreign exchange.

     Media

•	In September 2001, Media sold Bowdens Media Monitoring Limited for total cash proceeds of $40.3 million, which translated into a gain before income taxes of $33.4 million;

•	In November 2001, Rogers acquired, and subsequently transferred to Broadcasting, an additional 40% of CTV Sportsnet Inc. (since renamed Rogers Sportsnet Inc.) for $132.8 million, which, together with previously purchased interests, brings Broadcasting’s interest to 80% of the voting shares of Sportsnet. The remaining 20% of Sportsnet is held by Fox Sportsnet Canada Holding LLC;

•	Executed an agreement, subject to CRTC approval (received in March 2002), to purchase the assets of 13 radio stations, including the all-sports Toronto AM radio station The FAN590, for total cash consideration of $100 million;

•	With its partners, launched four new digital specialty channels, including: The Biography Channel Canada, TechTV Canada, MSNBC Canada, and Mystery Channel;

•	Initiated a project to review all operations, resulting in a reduction in Media’s overall workforce and, more importantly, rationalized the manner in which Media operates. Through this initiative, the iMedia group was dismantled with certain of the websites being shut down and the remaining websites being integrated into the operations of existing Media operating groups;

•	In January 2001, Media entered into a new bank loan agreement which provides for a $500 million revolving bank credit facility, which matures on September 30, 2006.

2000 Highlights

     RCI

•	Effective December 31, 2000, acquired an 80% interest in The Toronto Blue Jays Baseball Club for cash of $163.9 million, net of cash acquired (refer Note 6A to the consolidated financial statements contained on page 47-48 of the Company’s Annual Report);

•	In January 2000, Rogers launched a new logo and brand identity for the Rogers group of companies. As a result, Rogers Cantel Inc. changed its name to Rogers Wireless Inc. and now operates under the co-brand Rogers AT&T Wireless. In addition, Rogers AT&T Wireless,

Rogers Cable and Rogers Media share a common brand identity to reflect the Rogers group of companies’ ability to offer a variety of communications, information and entertainment services.

     Cable

•	During 2000, Cable entered into an agreement with Shaw Communications Inc. to exchange certain cable television and Internet assets effective November 1, 2000. Cable exchanged its cable television and Internet assets in Vancouver and the surrounding region of British Columbia, with approximately 623,000 basic cable subscribers, for Shaw’s cable television and Internet assets in southern Ontario and New Brunswick, with approximately 601,000 basic cable subscribers. This exchange of cable systems was recorded at book value, with Shaw paying approximately $3,300 per incremental basic cable subscriber gained by Shaw in the exchange, subject to certain adjustments. Cash proceeds received from Shaw totalled $75.99 million, which included amounts for the incremental basic cable subscribers transferred by Cable in the exchange, interest, net working capital exchanged and sales taxes.

     Wireless

•	In November 2000, in response to the expected increased demand for wireless data services, Wireless, together with its partner AWE, announced a three-phase approach to deploy a third generation wireless network capable of offering high-speed integrated wireless voice and data transmission services.

NARRATIVE DESCRIPTION OF THE BUSINESS

Seasonality

     Cable’s operating results are not generally subject to material seasonal fluctuations. Wireless’ operating results are subject to seasonal fluctuations that generally result in relatively lower fourth quarter operating income. This seasonality is due primarily to increased marketing and promotional expenditures combined with relatively higher subscriber additions in the fourth quarter, resulting in higher subscriber acquisition and activation related expenses. Media’s broadcasting, publishing and home shopping businesses are subject to seasonal fluctuations, which generally result in relatively higher second and fourth quarter revenues and operating profit, reflecting the traditional seasonal fluctuations in activity generally experienced in the retail and advertising industries.

     These seasonal trends materially impact Wireless and Media’s quarter-to-quarter operating results. Thus, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be.

PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS

     In most instances, the Company owns the assets essential to its operations. The major fixed assets of the Company are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other cellular network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.

     Wireless owns a Toronto office complex in which its executive offices are located. Wireless is also leasing some of this office space to RCI and certain of RCI’s subsidiaries. In addition, the Company owns service vehicles, data processing facilities and test equipment. Most of the Company’s assets are subject to various security interests in favour of lenders.

     RCI’s subsidiaries also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system, roof rights and land leases for the placement of some of the hub sites and headends and space for other portions of the distribution system. The Company also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, generally under long term leases.

     Rogers Wireless’ wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces. Rogers Cable’s cable network is clustered in three key urban markets in southern Ontario (Toronto, Ottawa, and the Guelph to London corridor), New Brunswick and Newfoundland.

     The Company owns or has licensed various brands and trademarks used in its businesses. Wireless entered into an amended brand license agreement with AT&T Canada Enterprises under which it was granted a license to use the AT&T brand on a co-branded basis in connection with the marketing of the Company’s wireless services. In January 2000, the Company launched a new logo and brand identity for the Rogers group of companies and, as a result, Wireless, Cable and Media share a common brand identity to reflect the Rogers group of companies’ ability to offer a variety of communications, information and entertainment services. In addition, the Company maintains customer lists for each of its Cable, Wireless and Media businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

     Environmental protection requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s capital expenditures, earnings or its competitive position in the current or future fiscal years.

     The Company has committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. For additional information, see Notes 10, 20 and 21 of the Company’s audited consolidated financial statements.

MARKET FOR SECURITIES

     Rogers Communications Inc. Class A Voting Shares (RCI.A, CUSIP # 775109101) are listed on the Toronto Stock Exchange. Rogers Communications Inc. Class B Non-Voting Shares (in Canada: RCI.B, in United States: RG, CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.

     Rogers Wireless Communications Inc. Class B Restricted Voting Shares (in Canada: RCM.B, in United States: RCN, CUSIP #775315104) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.

DIRECTORS AND OFFICERS

     Following is a list of directors and officers of the Company prepared as of December 31, 2002, indicating their municipality of residence and their principal occupation within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

     As at April 1, 2003, there were outstanding 56,240,494 Class A Voting shares of RCI. To the knowledge of the directors and officers of RCI, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding voting shares of RCI is Edward S. Rogers. For the purposes hereof, a reference to “Edward S. Rogers” includes Edward S. Rogers, O.C., the President and Chief Executive Officer and a director of RCI, and certain corporations, other than RCI and its subsidiaries, owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family. As of April 1, 2003, Edward S. Rogers beneficially owns or controls 51,116,099 Class A Voting shares of RCI, representing approximately 90.9% of the issued and outstanding Class A Voting shares, which class is the only class of issued shares carrying the right to vote in all circumstances.

     As at December 31, 2002, RCI’s directors and officers as a group owned or controlled, directly or indirectly, an aggregate 51,663,755 Class A Voting shares of RCI, representing approximately 91.9% of the issued and outstanding Class A Voting shares of RCI. Under applicable Canadian securities laws, an offer to purchase Class A Voting Shares of RCI would not necessarily require that an offer be made to purchase Class B Non-Voting Shares of RCI.

Name	Position

H. Garfield Emerson, Q.C. (1)(2)(3)(4)(6)	Director and Chairman
Philip B. Lind	Director and Vice Chairman
Edward S. Rogers, O.C. (2)(3)(6)(7)	Director and President and Chief Executive Officer
Alan D. Horn	Vice President, Finance and Chief Financial Officer
Ronan D. McGrath	President, Rogers Shared Services and Chief Information Officer
Dean T. MacDonald (8)	Senior Vice President, Government Relations
Nadir H. Mohamed	Senior Vice President, Wireless Telecommunications
Edward Rogers (2)(6)(7)(8)	Director and Senior Vice President, Planning
John H. Tory, Q.C. (7)(8)	Senior Vice President, Cable Communications
Anthony P. Viner	Senior Vice President, Media
Alexander R. Brock	Vice President, Business Development
Donald B. Burt	Vice President, Human Resources
M. Lorraine Daly	Vice President, Treasurer
Bruce D. Day	Vice President, Corporate Development
Kenneth G. Engelhart	Vice President, Regulatory
Gregory J. Henderson	Vice President, Group Controller
Jan L. Innes	Vice President, Communications
Roger D. Keay	Vice President, Technology
Bruce M. Mann	Vice President, Investor Relations
Graeme H. McPhail	Vice President & Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Melinda M. Rogers (7)(8)	Director and Vice President, Venture Investments
Thomas A. Turner, Jr.	Vice President, Convergence
E. Jennifer Warren	Vice President & Assistant General Counsel
David J. Watt	Vice President, Business Economics
Daphne Evans	Assistant Secretary
Ronald D. Besse (1)(4)(5)	Director
Albert Gnat, Q.C. (3)(4)(5)	Director
Thomas I. Hull (2)(3)(4)(6)	Director
Robert W. Korthals (4)(5)	Director
Alexander Mikalachki (1)	Director
The Hon. David R. Peterson, P.C., Q.C. (1)	Director
Loretta A. Rogers (7)	Director
William T. Schleyer (4)	Director
Ian H. Stewart, Q.C. (1)(9)	Director and Assistant Secretary
John A. Tory, Q.C. (2)(3)(4)(6)(7)	Director
J. Christopher C. Wansbrough (1)(2)(5)(6)	Director
W. David Wilson (1)	Director

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Executive Committee.
(3)	Denotes member of the Nominating and Corporate Governance Committee.
(4)	Denotes member of the Management Compensation Committee.
(5)	Denotes member of the Pension Committee.
(6)	Denotes member of the Finance Committee.
(7)	Loretta A. Rogers is married to Edward S. Rogers. Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers and Loretta A. Rogers. John H. Tory, Q.C. is the son of John A. Tory, Q.C.
(8)	On February 7, 2003 RCI announced changes to the management structure of Cable coincident with the announcement by John H. Tory to seek public office and the process of transitioning his responsibilities at Rogers. Effective February 7, 2003 Edward Rogers was appointed President and Co-Chief Executive Officer of Cable, John H. Tory was appointed Chairman and Co-Chief Executive Officer of Cable and Dean MacDonald was appointed Executive Vice President and Chief Operating Officer of Cable. Effective April 11, 2003 Melinda Rogers was appointed Vice President, Strategic Planning and Venture Investments of RCI. Mr. John H. Tory has resigned from his positions at Cable and RCI, to be effective May 2003.
(9)	Mr. Stewart resigned from his position as Assistant Secretary of RCI in April 2003.

H. Garfield Emerson, Q.C., 62, resides in Toronto, Ontario and has been a director of RCI since November 1989 and Chairman of the Board since March 1993. Mr. Emerson is also a director of the Canada Deposit Insurance Corporation, CAE Inc., Wittington Investments, Limited, Rogers Wireless Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is also Chair of the Sunnybrook & Women’s Foundation. Mr. Emerson joined Fasken Martineau DuMoulin in August 2001 as senior partner and National Chairman of the mergers and acquisitions practice. Prior to this, Mr. Emerson served as a senior partner with Davies, Ward & Beck from 1969 to 1990. Mr. Emerson joined the Rothschild International Investment Bank in 1990 and, from 1990 to 2001, served as President and Chief Executive Officer of NM Rothschild & Sons Canada Limited. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

Philip B. Lind, C.M., 59, resides in Toronto, Ontario and has been a director of RCI since February 1979. Mr. Lind is Vice-Chairman of RCI. Mr. Lind joined the company in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice-President, Programming and Planning. Mr. Lind is also a director of Canadian General Tower Limited, Council for Business and the Arts, Rogers Media Inc. and Brascan Corporation. Mr. Lind is a former Chairman of the Canadian Cable Television Association and has served on the Board of the National Cable Television Association in the U.S. Mr. Lind holds a B.A. (Political Science), University of British Columbia and an M.A. (Political Science and Sociology), University of Rochester. Mr. Lind was appointed to the Order of Canada in 2002. Also in 2002, Mr. Lind received a degree of Doctor of Laws, honoris causa from the University of British Columbia.

Edward S. Rogers, O.C., 69, resides in Toronto, Ontario and has been a director and President and Chief Executive Officer of RCI since January 1979. Mr. Rogers is also a director and Chairman of Rogers Wireless Communications Inc., Vice-Chairman of Rogers Cable Inc., Vice-Chairman of Rogers Media Inc., and President and Chief Executive Officer of Rogers Telecommunications Limited. Mr. Rogers also serves as a director of the Toronto Dominion Bank, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

Alan D. Horn resides in Toronto, Ontario and has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

Ronan D. McGrath resides in Toronto, Ontario and has served as President, Rogers Shared Services and Chief Information Officer of RCI since 1996, prior to which Mr. McGrath served as Chief Information Officer of Canadian National Railways.

Dean T. MacDonald resides in Toronto, Ontario and was appointed Senior Vice President, Government Relations of RCI in 2001. In February 2003, Mr. MacDonald was appointed Executive Vice President and Chief Operating Officer of Cable. Prior to his appointment with RCI in 2001, Mr. MacDonald was associated with Cable Atlantic Inc. (now Rogers Cable Atlantic Inc.) for 18 years, most recently as President.

Nadir H. Mohamed resides in Toronto, Ontario, and has been a director of Wireless and RWCI since June 2001. Mr. Mohamed is President and Chief Executive Officer of Wireless and RWCI and Senior Vice President, Wireless Telecommunications Inc. of RCI. Prior to joining Wireless, Mr. Mohamed served as Senior Vice-President, Marketing and Sales, Telus Communications Inc., held several senior financial, strategic business development and operational management positions at both BC Tel and BC Tel Mobility and served as President and Chief Operating Officer, BC Tel Mobility. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and received his Chartered Accountant designation in 1980.

Edward Rogers, 33, resides in Toronto, Ontario and has been a director of RCI since May 1997. Mr. Rogers also serves as a director of Rogers Wireless Communications Inc., Rogers Media Inc., and Futureway Communications Inc. Mr. Rogers is President and Co-Chief Executive Officer of Rogers Cable Inc. Previously, he worked for Comcast Corporation, Philadelphia, 1993-1996, and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc., 1996-1998; Vice-President and General Manager, GTA, Rogers Cable Inc., 1998-2000; and Senior Vice-President, Planning and Strategy, RCI, 2000-2002. Mr. Rogers holds a B.A., University of Western Ontario.

John H. Tory, Q.C. resides in Toronto, Ontario and was appointed Chairman of Cable in January 2003, prior to which Mr. Tory served as President and Chief Executive Officer of Cable. In February 2003 Mr. Tory was appointed Co-Chief Executive Officer of Cable. Mr. Tory has resigned from his positions at Cable and RCI, to be effective May 2003. From 1995 to 1999, Mr. Tory served as President of Rogers Media Inc. Mr. Tory also serves as a director of a number of other companies, including Charter Communications, Inc., Cara Operations Limited and Enbridge Consumers Gas.

Anthony P. Viner resides in Toronto, Ontario and has served as Senior Vice President, Media of RCI since 1995. From 1992 to 1995, Mr. Viner served as Senior Vice President, Broadcasting of RCI. Mr. Viner serves as a Director and as President and Chief Executive Officer of Rogers Media Inc. Mr. Viner joined Rogers Broadcasting Limited as Executive Vice President and General Manager of CFTR/CHFI in February 1982 and, in September 1989, was appointed President of Rogers Broadcasting Limited and CFMT-TV.

Alexander R. Brock resides in Toronto, Ontario and was appointed as Vice President, Business Development of RCI in 2001. Mr. Brock has been associated with Rogers in various executive capacities since 1995.

Donald B. Burt resides in Toronto, Ontario and was appointed Vice President, Human Resources of RCI in 1998. From 1996 to 1998, Mr. Burt served as Vice President, Human Resources of Wireless and RWCI.

M. Lorraine Daly resides in Toronto, Ontario and has served as Vice President, Treasurer of RCI and its subsidiaries since 1987.

Bruce D. Day resides in Toronto, Ontario and has served as Vice President, Corporate Development of RCI since 1991 and has been associated with Rogers since 1984.

Kenneth G. Engelhart resides in Toronto, Ontario and has served as Vice President, Regulatory since 1992 and has been associated with RCI since 1990.

Gregory J. Henderson resides in Burlington, Ontario and has served as Vice President, Group Controller since 1999. From 1993 to 1999, Mr. Henderson served as an Officer of Wireless and RWCI, most recently as Vice President, Controller.

Jan L. Innes resides in Toronto, Ontario and has served as Vice President, Communications of RCI since 1995.

Roger D. Keay resides in Toronto, Ontario and has served as Vice President, Technology of RCI since 1990.

Bruce M. Mann resides in Toronto, Ontario and has served as Vice President, Investor Relations of RCI since 2001. From 1998 to 2001, Mr. Mann served as Vice President, Investor Relations of Metronet Communications Inc. and, from 1986 to 1998, he was associated with US West, Inc., most recently as Investor Relations Director.

Graeme H. McPhail resides in Toronto, Ontario and has served as Vice President and Associate General Counsel of RCI since 1997, prior to which Mr. McPhail served as Associate General Counsel. Mr. McPhail has been associated with RCI since 1991.

David P. Miller resides in Toronto, Ontario and has served as Vice President, General Counsel of RCI since 1987 and as Secretary of RCI since 2002. Mr. Miller has also served as Vice President, General Counsel and Secretary of Wireless and RWCI since 1991.

Melinda M. Rogers, 32, resides in Toronto and has been a director of RCI since May 2002. Effective April 11, 2003 Melinda Rogers was appointed Vice President, Strategic Planning and Venture Investments of RCI. Ms. Rogers also serves as a director of Rogers Cable Inc., The Ontario Media Development Corporation and ZAQ Inc. Ms. Rogers was appointed Vice-President, Venture Investments of RCI in September 2000. Prior to joining RCI, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.

Thomas A. Turner, Jr. resides in Toronto, Ontario and has served as Vice President, Convergence of RCI since 2001. Mr. Turner has been associated with Rogers since 1992.

E. Jennifer Warren resides in Toronto, Ontario and has served as Vice President and Assistant General Counsel of RCI since 2000. Ms. Warren served as Legal Counsel of RCI from 1996 to 2000.

David J. Watt resides in Toronto, Ontario and has served as Vice President, Business Economics of RCI since 1999. From 1995 to 1999, Mr. Watt served as Vice President, Telecom Affairs of RCI, during which time Mr. Watt was seconded to the Canadian Cable Television Association as Senior Vice President, Economics and Telecommunications.

Daphne Evans resides in Toronto, Ontario and has served as Assistant Secretary of RCI since 2002. Ms. Evans has been an officer of RCI since 1979, serving as Secretary from 1993 to 2002 and as Assistant Secretary prior to 1993. Ms. Evans also serves as Assistant Secretary of RCI’s subsidiaries.

Ronald D. Besse, 64, resides in Toronto, Ontario and has been a director of RCI since June 1984. Mr. Besse is Chairman and Chief Executive Officer, Gage Learning Corporation. Mr. Besse is also a director of C.I. Fund Management Inc., Luxembourg Cambridge Holding Group and Rogers Media Inc. Mr. Besse graduated from Ryerson Polytechnical University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and past President, Canadian Book Publishers’ Council.

Albert Gnat, Q.C., 64, resides in Caledon, Ontario and has been a director of RCI since July 1986. Mr. Gnat is a senior partner in the law firm of Lang Michener. Mr. Gnat is also a director of Rogers Wireless Communications Inc., Rogers Cable Inc., AXA Insurance Group of Companies, CCL Industries Inc., Enghouse Systems Limited, IKEA Limited, Leitch Technology Corporation, SCOR Canada Reinsurance Company, Slater Steel Inc. and Vitran Corporation Inc. Mr. Gnat holds an Honours B.A. (Political Science and Economics), and an LL.B., University of Toronto. He was called to the Bar of Ontario in 1967 and appointed Queen’s Counsel in 1984.

Thomas I. Hull, 71, resides in Toronto, Ontario and has been a director of RCI since February 1979. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies. Mr. Hull is also a director of Rogers Wireless Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Robert W. Korthals, 69, resides in Toronto, Ontario and has been a director of RCI since February 1995. Mr. Korthals is currently Chairman of the Ontario Teachers’ Pension Plan Board and a director of Cognos Inc., Rogers Cable Inc., Suncor Energy Inc., GerdauAmeristeel, RTO Enterprises Inc. and Jannock Properties Ltd. He is also a Commissioner, Ontario Securities Commission. Mr. Korthals joined The Toronto Dominion Bank in 1967, was appointed President in 1981, and served in this capacity until 1995. Mr. Korthals holds a B.Sc., Chemical Engineering, University of Toronto, and an M.B.A., Harvard Business School.

Alexander Mikalachki, 69, resides in London, Ontario and has been a director of RCI since June 1999. Mr. Mikalachki is also a director of Cold Springs Farm Ltd., The Independent Order of Foresters, Pacific and Western Credit Inc., Pacific and Western e-Trust of Canada Inc. and SimEx Inc. Mr. Mikalachki served as Acting Dean, 1989-90, Associate Dean, Programs, 1981-1991 and Professor Emeritus, 2000, Richard Ivey School of Business, University of Western Ontario. Mr. Mikalachki holds a B. Comm., Sir George Williams College and an M.B.A., Ph.D., Ivey Business School, University of Western Ontario.

The Hon. David R. Peterson, P.C., Q.C., 59, resides in Toronto, Ontario and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of Cassels Brock & Blackwell LLP, Chairman of Cassels•Pouliot•Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms and an adjunct professor at York University. Mr. Peterson was elected as a Member of the Ontario Legislature in 1975 and became the Leader of the Ontario Liberal party in 1982. He served as Premier of Ontario between 1985 and 1990. Mr. Peterson is also a director of a number of boards that includes Ivanhoe Cambridge Shopping Centres Limited, Rogers Wireless Communications Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Loretta A. Rogers, 64, resides in Toronto, Ontario and has been a director of RCI since December 1979. Mrs.Rogers also serves as a director of Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

William T. Schleyer, 51, resides in Rye Beach, New Hampshire and has been a director of RCI since August 1998. Mr. Schleyer is President and Chief Executive Officer of Adelphia Communications Corp. and previously served as President and Chief Executive Officer, AT&T Broadband, as a principal in Pilot House Ventures, where he served as a liaison between investors and entrepreneurs, as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard.

Ian H. Stewart, Q.C., 70, resides in Victoria, British Columbia and has been a director of RCI since July 1990. Mr. Stewart resigned from his position as Assistant Secretary in April 2003. Mr. Stewart is a member of the Law Society of British Columbia and President of Appin Investments Limited. Mr. Stewart is a former alderman of the City of Victoria, a former member and long-time Chair of the Board of Governors of the University of Victoria, and a past President of the B.C. Automobile Dealers Association. Mr. Stewart holds a B.A. and an LL.B., University of British Columbia.

John A. Tory, Q.C., 73, resides in Toronto, Ontario and has been a director of RCI since December 1979. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

J. Christopher C. Wansbrough, 71, resides in Toronto, Ontario and has been a director of RCI since December 1982. Mr. Wansbrough is Chairman, Rogers Telecommunications Limited. Mr. Wansbrough also served as President of National Trust Company and Chairman of the Board of Omers Realty Corporation. Mr. Wansbrough serves as a director of The Independent Order of Foresters, United Corporations Ltd., Rogers Cable Inc. and Rogers Media Inc. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

W. David Wilson, 58, resides in Toronto, Ontario and has been a director of RCI since February 1979. Mr. Wilson is Vice-Chairman, Bank of Nova Scotia and Chairman and Chief Executive Officer, Scotia Capital Inc. Mr. Wilson joined McLeod Young Weir Limited in 1971 and became Managing Director, Corporate Finance Department in 1984, President and Deputy Chief Executive Officer, ScotiaMcLeod, in 1993 and Chairman and Chief Executive Officer of Scotia Capital Markets in 1998. Mr. Wilson holds a B. Comm., University of Toronto and an M.B.A., York University.

ITEM 9 — ADDITIONAL INFORMATION

General

The Company shall provide to any company or person, upon request to the Secretary of the Company:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

i)	one copy of the annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

iii)	one copy of the information circular to the Company in respect of its most recent annual meeting of shareholders that involve the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above;

or

(b)  at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 9th Floor, Toronto, Ontario, Canada, M4W 1G9 (telephone: 416-935-7777).

Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interest of insiders and material transactions is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, including the Notes thereto. Detailed information concerning the Company’s significant accounting policies and Canadian and United States accounting policy differences is presented in Notes 2 and 22, respectively.